UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                           PANAGRA INTERNATIONAL CORP.
                                (Name of Issuer)


                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                   6911N 10 3
                                 (CUSIP Number)


                                 Ronald C.H. Lui
                                 30 Winding Lane
                          Greenwich, Connecticut 06830
                                 (203) 869-8500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  APRIL 2, 2001
         (Date of Event which Requires Filing Statement on Schedule 13D)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                                  (Page 1 of 5)

-------- -----------------------------------------------------------------------
1.       NAMES OF REPORTING PERSONS
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Ronald C. H. Lui

-------- -----------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [   ]
                                                                   (b) [   ]


-------- -----------------------------------------------------------------------
3.       SEC USE ONLY



-------- -----------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF

-------- -----------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(e) or 2(f)                                          [   ]


-------- -----------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         British National Overseas

------------------------- ----- ------------------------------------------------
       NUMBER OF           7.    SOLE VOTING POWER            2,195,878
         SHARES            -----------------------------------------------------
      BENEFICIALLY         8.    SHARED VOTING POWER          0
        OWNED BY           -----------------------------------------------------
          EACH             9.    SOLE DISPOSITIVE POWER       2,195,878
       REPORTING           -----------------------------------------------------
      PERSON WITH          10.   SHARED DISPOSITIVE POWER     0
-------- -----------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,195,878

-------- -----------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [   ]


-------- -----------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         60.99%

-------- -----------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

                                EXPLANATORY NOTE

         On  April  2,  2001,  Ronald  C.H.  Lui,  a  resident  of the  state of
Connecticut, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with Elie Saltoun, Pacific Growth Investments Ltd., First Pacific Capital Ltd. and First Pacific Co., each having an address c/o Elie Saltoun, 515 Madison Avenue, 21st Floor, New York, New York 10022 (the "Sellers") pursuant to which the Sellers sold 2,195,878 shares (the "Shares") of the Common Stock, $0.001 par value per share, of PanAgra International Corp. (the "Company") to Mr. Lui for a total cash purchase price of One Hundred Eighty Thousand Dollars ($180,000).

Item 1.  Security and Issuer.

         The name of the issuer is PanAgra International Corp., a New York corporation, which has its principal executive offices at 515 Madison Avenue, New York, NY 10022. This statement relates to the Company's Common Stock, $0.001 par value per share.

Item 2.  Identity and Background.

(a)-(f). This Schedule 13D is being filed by Ronald C.H. Lui, a resident of Connecticut, having an address at 30 Winding Lane, Greenwich, Connecticut 06830. Mr. Lui's principal occupation is an investor. The address in which his occupation is conducted is 30 Winding Lane, Greenwich, CT 06830. During the last five years, Mr. Lui has not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Mr. Lui is a British National Overseas.

Item 3.  Source and Amount of Funds or Other Consideration.

         Mr. Lui purchased the Shares with his personal funds.

Item 4.  Purpose of Transaction.

         Mr. Lui acquired the Shares in order to obtain control of the Company. In connection with the acquisition of the Shares and as a condition precedent thereto, the size of the Board of Directors (the "Board") of the Company has increased to three. Dalia Kaplan, a director of the Company, resigned from the Board and Mr. Lui was appointed to the Board. Elie Saltoun remains a director of the Company and the third director will be appointed by the Board at a later date in accordance with the Company's bylaws. Also, in connection with the acquisition of the Shares and as a condition precedent thereto, Elie Saltoun resigned as President of the Company and Mr. Lui was appointed Chief Executive Officer and President of the Company.

         Mr. Lui intends to seek out suitable operating companies to combine with the Company. Such a business combination may be effected through merger, asset acquisition, stock exchange or otherwise. At the present time, Mr. Lui is in preliminary discussions with a potential business combination candidate. Mr. Lui has not reached any agreement or definitive understanding with such candidate or any other person concerning that business combination. No assurance can be given that a business combination will occur.

Item 5.  Interest in Securities of the Issuer.

(a) Mr. Lui is the beneficial owner of 2,195,878 shares of the Company's Common Stock, representing 60.99% of the outstanding shares of the Company.

(b)      Mr. Lui has the sole power to vote and dispose of the 2,195,878 Shares.

(c)      None.

(d)      Not applicable.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.  Material to be Filed as Exhibits.

Ex. 99 Stock Purchase Agreement, dated April 2, 2001, among Mr. Lui and the Sellers.

                                   SIGNATURES

         After reasonable inquiry and to the best of each of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2001



                                              By:   /s/ Ronald C. H. Lui
                                                    -------------------
                                                    Ronald C. H. Lui